July 31, 2000

                   QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month period ended June 30, 2000, and 1999, total revenues increased 5.1% from $557,813 to $586,402 and total expenses increased 2.6% from $388,033 to $398,031. As a result, net income increased 11.0% from $169,780 for the three-month period ended June 30, 1999, to $188,371 for the same period in 2000. Rental revenue increased primarily as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.1% for the three-month period ended June 30, 2000 and 85.9% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $4,400 (1.3%) primarily as a result of increases in yellow pages and miscellaneous advertising costs, maintenance and repair and office supplies expenses, partially offset by a decrease in salaries and wages. General and administra-tive expenses increased approximately $5,600 (11.2%) primarily as a result of an increase in legal and professional expense.

For the six month periods ended June 30, 2000, and 1999, total revenues increased 1.8% from $1,109,545 to $1,129,637 and total expenses increased 0.4% from $786,970 to $790,475. As a result, net income increased 5.1% from $322,575 for the six months ended June 30, 1999, to $339,162 for the same period in 2000. Rental revenue increased primarily as a result of higher occupancy and unit rental rates. Operating expenses decreases approximately $2,400 (0.4%) primarily due to decreases in miscellaneous advertising, main-tenance and repair and salaries and wages expenses, partially offset by increases in yellow pages advertising costs and office supplies expenses. General and administrative expenses increased approximately $5,900 (5.1%) primarily as a result of increases in legal and professional and equipment and computer lease expenses.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President